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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       January 6, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: January 6, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for November 2002

1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

24.12.02      ESOP Operation.

23.12.02      Quest Operation.

20.12.02       Director's Share Interests - Sir John Parker purchases 12,700 NGT shares

19.12.02      Sharesave Options Granted.

17.12.02      Disposal of 186k fibre optic network.

4.12.02        Director's Share Interests - NGT Executive Options granted.

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ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for December 2002

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

4 December 2002

National Grid Transco plc (NGT)

Notification of Changes in Directors' Interests

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NGT notifies the following changes to Directors' beneficial interests in NGT Ordinary Shares, following grants of options under the National Grid Executive Share Option Plan.

The following directors have been granted options under the Executive Share Option Plan, effective as of 3 December 2002, to subscribe for Ordinary shares at an exercise price of 434.25p per share and exercisable, subject to agreed performance criteria, during the period of seven years from 3 December 2005. There was no payment for the grants of options.

Options granted:

1.     Edward Astle.      112,262

2.     Steve Lucas.       54,404

3.     John Wybrew      62,262

The total share interests of the above directors, following these changes, are:

1.     Edward Astle.     420,337

2.     Steve Lucas.     285,921

3.     John Wybrew     450,348

National Grid Transco                                                                                          Hutchison Network Services (UK)

For immediate release                                                                                          17 December 2002

Disposal of 186k fibre optic network

National Grid Transco plc ("NGT") and Hutchison Network Services UK Limited ("HNS"), a subsidiary of Hutchison Whampoa Limited, today announce that HNS is to acquire the majority of the assets of the 186k fibre optic network business previously owned by the former Lattice Group. NGT will receive a nominal sum for the assets and pay a cash amount to be released from certain contractual obligations.

NGT announced in its interim results on November 26 that it had fully written down the former Lattice alternative telecoms network assets, including 186k. The transactions are in line with NGT's policy of withdrawing from investments in the altnet sector and will be completed by the end of this month within the provisions already announced.

Enquiries:

Investors

Marcy Reed                                    + 44 (0) 20 7004 3170      + 44 (0) 77 6849 0807

Terry McCormick                           + 44 (0) 20 7004 3171      + 44 (0) 77 6804 5139

Louise Clamp                                + 44 (0) 20 7004 3172      + 44 (0) 77 6855 5641

Media

Jim Willison                                    + 44 (0) 20 7004 3149

Gillian Home                                  + 44 (0) 20 7004 3150

Clive Hawkins                                + 44 (0) 20 7004 3147

Duty Pager                                  + 44 (0) 76 5911 7841 (out of hours)

Hutchison Whampoa

Laura Cheung                             + 852 2128 1289

Nora Yong                                  + 852 2128 1363

Notes to Editors

186k

186k, formed in 2000, owns a fibre optic network of approximately 1800 kms, connecting 20 major centres of demand in the UK, including London, Bristol, Birmingham, Manchester, Newcastle, Edinburgh and Glasgow. The network consists of eight ducts. A cable with 48 fibre pairs has been installed in one duct. The network became operational at the end of 2001.

National Grid Transco

National Grid Transco plc is a leading international energy delivery business. It is the largest utility in the UK. Through National Grid, the group owns and operates the electricity transmission network in England and Wales, and through Transco, it owns and operates Britain's gas transportation network. National Grid USA is one of the top ten electricity companies in the US, with the largest electricity transmission and distribution network in the New England/New York market. It also operates a gas distribution network in New York. Other electricity interests include interconnectors in the UK, US and Australia and joint venture transmission networks in Argentina and Zambia.

Hutchison Whampoa

Hutchison Whampoa Limited, one of the largest companies listed on the Hong Kong Stock Exchange, is the holding company of the Hutchison Whampoa Group of companies. With businesses spanning 41 countries, the Group's flagship companies include Hutchison Port Holdings, Hutchison Telecom, Hutchison Whampoa Properties, A. S. Watson, and Cheung Kong Infrastructure.

With over 150,000 employees worldwide, Hutchison operates and invests in five core businesses: ports and related services; telecommunications; property and hotels; retail and manufacturing; and energy and infrastructure.

19 December 2002

National Grid Transco plc (NGT)

Directors' Interests - (Sharesave Scheme - Grant of options)

Options were granted to eligible group employees under the Employee Sharesave Scheme today, in the first operation of the Scheme since the merger of National Grid with Lattice Group. The following two executive directors were included; Steve Holliday having cancelled the option over 3,692 shares granted to him by National Grid in its 2001 Sharesave grant:

NGT Ordinary Shares at option price of 350p per share

Sharesave Option Granted To:	Number of NGT Shares	Exercise Period	Total interest Now
Steve Holliday	4,692	6 months from 1 March 2008	344,434
Steve Lucas	2,700	6 months from 1 March 2006	288,621

20 December 2002

National Grid Transco plc (NGT)

Directors' Interests

Sir John Parker, Chairman of NGT, today purchased a further 12,700 NGT shares at 432.5p per share.

This takes his total holding to 17,429 NGT shares.

23 December 2002

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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Today, each of the following Executive Directors of NGT: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 26,617 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

24 December 2002

National Grid Transco plc (NGT)

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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NGT yesterday received a further notification from the ESOP Trustee; that Executive Directors of NGT (E Astle, S Holliday, S Lucas, R Sergel, J Wybrew and R Urwin) ceased to be technically interested in 97,279 NGT Ordinary shares on Friday 20 December 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).